GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com
egallardo@gibsondunn.com
February 9, 2009

Direct Dial	Client Matter No.
212-351-3847	92290-00025
Fax No.
212-351-5245
VIA FACSIMILE AND
EDGAR TRANSMISSION
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549-0303
Attn: Peggy Kim

Re:	Online Resources Corporation.
Additional Soliciting Material filed pursuant to Rule 14a-12
Filed February 3, 2009 by Tennenbaum Capital Partners, LLC
File No. 0-26123
Dear Ms. Kim:
     Reference is made to your letter, dated February 5, 2009 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the above-referenced filing. On behalf of our client, Tennenbaum Capital Partners, LLC (“TCP”), we hereby submit TCP’s response to the Comment Letter.

     The numbered paragraphs in this response letter correspond to the original numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.
1.	We note that your nominees are participants in this solicitation. Refer to Instruction 3(a)(ii) of Item 4 of Schedule 14A. In addition, it appears that Tennenbaum Opportunities Partners V, LP, Special Value Expansion Fund, LLC are also participants. Refer to Instruction 3(a)(iii) of Item 4 of Schedule 14A. Please revise any future filings to identify each of these participants in the filing and on the cover page as persons filing the communication, or advise us of the legal basis upon which the participants rely to not claim responsibility for filing the communication.

TCP respectfully directs the Staff’s attention to Exhibit 2 of the additional soliciting material filed with the Commission pursuant to Rule 14a-12 on February 6, 2009. Such exhibit identifies the following persons and entities as participants (the “Participants”): (i) Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP”), (ii) Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), (iii) Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with TOP and SVOF, the “Funds”), (iv) Michael Leitner, (v) Hugh Steven Wilson, (vi) John Dorman, (vii) Edward D. Horowitz, (viii) Bruce A. Jaffe and (ix) TCP. In response to the Staff’s comment, future filings will identify on the cover page all Participants as persons filing the communication.
2.	In future filings, please revise to describe the direct and indirect interests of each participant. Refer to Rule 14a-12(a)(1)(i).

TCP respectfully directs the Staff’s attention to Exhibit 2 of the additional soliciting material filed with the Commission pursuant to Rule 14a-12 on February 6, 2009, which describes the direct and indirect interests of the Participants.
3.	The filing makes reference to a future proxy statement, “WHEN AND IF THEY BECOME AVAILABLE” and, in the process, implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Online Resources’ security holders.

In response to the Staff’s comments, TCP confirms that it will refrain from using such non-committal language in future communications and will instead use the following language: “SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT ... WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.”

4.	We note that you have identified only Tennenbaum Capital Partners as a filing person on the Schedule 13D/A filed on February 3, 2009. Please advise us as to what consideration has been given as to whether you and the other participants have formed a “group” under Rule 13d-5(b)(1). We may have further comment.

For the reasons noted below, TCP respectfully submits that it is the sole beneficial owner of the common stock of Online Resources Corporation (“ORCC”) covered by the Schedule 13D/A, and thus no other Participant has a filing obligation and no “group” exists under Rule 13d-5(b)(1).

Although the Funds are the registered holders of the shares of ORCC common stock beneficially owned by TCP, each of the Funds is party to an Investment Management Agreement with TCP pursuant to which each Fund has appointed TCP as its investment manager and completely divested itself of beneficial ownership of such shares and retained only an economic interest therein. The retention of a purely economic interest in a security has previously been determined not to be an indicia of beneficial ownership for purposes of Rule 13d-3. See Exchange Act Release Nos. 14,692 (Apr. 21, 1978) and 15,348 (Nov. 22, 1978).

In each of the Investment Management Agreements, the Funds have granted broad investment authority to TCP, including but not limited to complete voting and investment power over the shares of ORCC common stock held by the Funds. Moreover, in furtherance of this grant of authority, each Fund has granted to TCP an irrevocable proxy, coupled with an interest, to exercise any voting or consent rights associated with the shares of ORCC common stock held by such Fund and has appointed TCP as its attorney-in-fact with respect to such shares with full power to endorse, transfer or deliver such shares.

Furthermore, each Investment Management Agreement provides that such agreement shall continue in effect for successive periods of twelve months until such time as the Fund gives TCP sixty (60) days’ notice of its intent to terminate such agreement; provided that such termination by the Fund must be directed or approved by the vote of a majority of the directors of the Fund or by the vote of the holders of a majority of the voting securities of the Fund. TCP has received no notice of an intent to terminate an Investment Management Agreement from any of the Funds, and there has been no action taken by the directors or equity holders of any of the Funds (or any call for such action) to authorize the termination of any Investment Management Agreement. Because the Funds lack voting or investment power over the shares of ORCC common stock, and the right to acquire such voting or investment power within 60 days, TCP respectfully submits that no Fund has beneficial ownership of the shares under Rule 13d-3. In the event that any of the Funds does take board or equity holder action to terminate its

Investment Management Agreement with TCP in the future, TCP and such Fund will reevaluate their respective filing obligations at such time.
With respect to Michael Leitner and Hugh Steven Wilson, TCP notes that, while each of Messrs. Leitner and Wilson are Managing Partners of TCP, neither Mr. Leitner nor Mr. Wilson personally owns any shares of ORCC common stock or has voting or investment power over the shares beneficially owned by TCP (such power being exercised exclusively by the five member Investment Committee of TCP).

Similarly, none of John Dorman, Edward D. Horowitz or Bruce A. Jaffe personally owns any shares of ORCC common stock or otherwise has voting or investment power over the shares beneficially owned by TCP.

As a result, TCP respectfully submits that no group has been formed among the Participants as no Participant, other than TCP, has beneficial ownership of any shares of ORCC common stock. See Rosenberg v. XM Ventures, 274 F.3d 137 (3d Cir. 2001); Mgmt. Assistance, Inc. v. Edelman, 584 F. Supp. 1016, 1019 (S.D.N.Y. 1984); Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1391 (S.D.N.Y. 1982) (brokers without beneficial ownership not group members); Transcon Lines v. A.G. Becker, Inc., 470 F. Supp. 356, 373–75 (S.D.N.Y. 1979); see also Rorer Group, Inc. v. Oppenheimer & Co., [1982–1983 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶99,256 (S.D.N.Y. June 27, 1983), aff’d, 742 F.2d 1440 (2d Cir. 1984) (complaint against broker/dealer that did not beneficially own shares dismissed).
*      *      *      *      *

     Attached as Exhibit A hereto please find the acknowledgment of each of the Participants requested in the Comment Letter.
     Please do not hesitate to contact me at 212-351-3847 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ Eduardo Gallardo
Eduardo Gallardo

cc:	Hugh Steven Wilson Tennenbaum Capital Partners, LLC

EXHIBIT A
ACKNOWLEDGMENT
     Each of the undersigned acknowledges that (i) it or he is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it or he may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TENNENBAUM CAPITAL PARTNERS, LLC

By: Name:	/s/ Hugh Steven Wilson Hugh Steven Wilson
Title:	Managing Partner

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

By:	Tennenbaum Capital Partners, LLC
Its:	Investment Manager

By:	/s/ Hugh Steven Wilson
Hugh Steven Wilson
Managing Partner

SPECIAL VALUE OPPORTUNITIES FUND, LLC

By:	Tennenbaum Capital Partners, LLC
Its:	Investment Manager

By:	/s/ Hugh Steven Wilson
Hugh Steven Wilson
Managing Partner

SPECIAL VALUE EXPANSION FUND, LLC

By:	Tennenbaum Capital Partners, LLC
Its:	Investment Manager

By:	/s/ Hugh Steven Wilson
Hugh Steven Wilson
Managing Partner

/s/ Michael Leitner
MICHAEL LEITNER

/s/ Hugh Steven Wilson
HUGH STEVEN WILSON

/s/ John Dorman
JOHN DORMAN

/s/ Edward D. Horowitz
EDWARD D. HOROWITZ

/s/ Bruce A. Jaffe
BRUCE A. JAFFE